Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2014
Earnings available for fixed charges, as defined:
Net income	$48,049
Tax expense based on income	28,928
Fixed charges (a)	57,185
Earnings available for fixed charges, as defined	$134,162
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$54,321
Estimated interest cost within rental expense	1,073
Amortization of net debt premium, discount, and expenses	1,791
Total fixed charges, as defined	$57,185
Ratio of earnings to fixed charges	2.35
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$855
Adjustment to pretax basis	515
$1,370

Combined fixed charges and preferred stock dividend requirements	$58,555
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.29

(a)	Includes net interest related to uncertain tax positions.